Filed Pursuant to Rule 424(b)(3)
Registration No. 333- 130343



                               NEDAK ETHANOL, LLC

                            Supplement to Prospectus
                              Dated August 16, 2006

This Supplement to Prospectus dated August 16, 2006 supplements the NEDAK Ethanol, LLC Prospectus dated June 15, 2006. This Prospectus Supplement is qualified in its entirety by reference to our more detailed information and financial statements, including the notes thereto, appearing or incorporated by reference herein or in the Prospectus dated June 15, 2006. All references in this Prospectus Supplement to the "Prospectus" are to our Prospectus dated June 15, 2006, accompanying this Prospectus Supplement. Prospective investors should read and consider the information provided herein along with the Prospectus dated June 15, 2006.

On August 7, 2006 the Company had received subscriptions for 3,523 Membership Units out of the 6,000 Units offered. On that date, the Company entered into a binding commitment letter with Farm Credit Services of Grand Forks, North Dakota ("FCS") for the required debt financing, closed the offering with respect to these Units and instructed the Escrow Agent to disburse the proceeds to the Company. The proceeds will be used by the Company for the purposes and in the amounts described in the Prospectus. The offering with respect to the remaining 2,477 Membership Units will continue until the earlier of the date the Company terminates the offering or October 31, 2006. Subscriptions for membership Units received and accepted by the Company after August 7, 2006, will continue to be deposited in escrow, however, as the minimum has been achieved, the Company will instruct the escrow agent to disburse subscription amounts cleared and held in the escrow from time to time in its discretion.

The letter of commitment provides the following terms of our debt financing through FCS.

           Loan amount: $46,250,000 consisting of a multiple advance construction loan ("Construction Facility") during the construction period and at construction completion, conversion to a permanent 10 year term loan facility ("Term Facility"), a portion of which can be further converted to a $10 million revolving term loan ("Revolving Term Facility"), subject to certain conditions.

           Interest rate:

               Construction Facility: a variable rate of 3.4 percent over the 30-day London Interbank Borrowing Rate (LIBOR)


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               Term Facility: either a variable rate of 3.4 percent over the
               30-day LIBOR or a fixed rate for five years equal to the yield of the 5 year rate with the Federal Home Loan Bank of Des Moines, Iowa, plus 3.40% and then on the fifth (5th) anniversary of the Completion Date, a fixed rate for the next five years equal to the then current yield of the 5-year rate with the Federal Home Loan Bank of Des Moines, Iowa, plus 3.40%.The interest rate applicable to the Term Facility will be reduced by 0.25% per annum at such time as Borrower reaches, and maintains as of the next fiscal year end, 65% owners' equity (based on audited fiscal year end financial statements after reduction for any permitted annual dividend declaration), and by an additional 0.25% per annum at such time as Borrower reaches, and maintains as of the next fiscal year end, 70% owners' equity (based on fiscal year end audited financial statements after reduction for any permitted annual dividend declaration). The interest rate margin will revert to the original rate if owners' equity falls below 65% or 70% at any interim quarterly reporting period. Other interest rate options are available. Certain fixed rates may include prepayment fees.

           Maturity: The bank will initially provide for up to an 18-month construction loan, which will then convert to a permanent loan repayable over a ten-year period.

           Collateral: The indebtedness will be collateralized by a first mortgage on our real and personal property on all accounts receivable, the required debt service reserve, inventory, equipment, fixtures, various contracts, general intangibles and related items.

           Prepayment Premium: No prepayment for three years from completion, then prepayment permitted with a 1% premium during the fourth year and thereafter without premium. An additional prepayment lockout is applicable if the fixed rate option is selected.

           Minimum Equity Requirement: None - however FCS must be satisfied in its reasonable discretion with the equity and capital. The bank requires that the project be bonded.

           Debt Service Reserve: $2,400,000 which may be drawn upon by Lender at any time we fail to make any required interest payment or scheduled debt service payment when due, including at any time that net operating income is insufficient to make scheduled debt service payments. Prior to making any distributions or dividend payments to any members, we will be required to promptly replenish any drawing on the debt service reserve. We may elect to satisfy the debt service reserve requirement by applying the anticipated State of Nebraska Sales Tax Rebate (expected to be equal to $2,400,000) against the revolving commitment availability such that the Revolving Term Facility would be reduced by $2,400,000, i.e., from $10,000,000 to $7,600,000.


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           Covenants: In addition to the usual customary covenants, FCS will require us to maintain working capital of at least $5,000,000 at the end of the first fiscal year of operations, which includes the year construction of the Project is completed, and $6,000,000 at the end of the second fiscal year of operations, and thereafter. In calculating working capital, we may include the un-advanced portion of the Revolving Term Facility less the debt service reserve. FCS will also require as to maintain at the end of the first fiscal year of operations, which includes the year construction of the Project is completed, and thereafter, a ratio of current assets to current liabilities of not less than 1.20:1.00. We also may include in the current ratio computation the un-advanced portion of the Revolving Term Facility less the debt service reserve. Finally, FCS will require us to have a minimum owner's equity ratio (together with any subordinated debt) defined as owner's equity plus approved subordinated debt divided by total assets expressed as a percent of total assets of 50% at the end of the first fiscal year of operations, which includes the year construction of the Project is completed.

We plan to close on the debt financing with FCS as soon as reasonably practical, but in no event later than September 30, 2006.

On August 9, 2006 the Company executed an Agreement with Delta-T Corporation entitled Engineering, Procurement and Construction Services Fixed Price Contract pursuant to which Delta T will perform various services and provide certain equipment necessary for the construction and operation of the Company's planned forty four million gallon per year ethanol production facility. Under the Agreement the Company paid to Delta -T the sum of $8 million at execution and has agreed to pay Delta-T other amounts monthly over the next 13 months for the services rendered and equipment purchased. The total payments to be made under the Agreement at least $72,240,000 inclusive of the $8 million paid. The $8 million payment is intended to serve as an equipment deposit and will be allocated to equipment costs. The total amount will be increased due to increases in the cost of steel based on a formula. The payments also do not include any sales or other taxes that may be assessed and paid buy the Company on the services rendered or materials and equipment purchased.